On August 26, 2005, a consortium (the “Consortium”) consisting of Korea Electric Power Corporation (“KEPCO”), Korea National Oil Corporation and Daewoo Shipbuilding & Marine Engineering, together with two other partners, acquired a right to explore, develop and operate two oil projects from the Government of the Federal Republic of Nigeria. The share ownership of the Consortium is 65% of the entire equity interest of these projects. The share ownership of KEPCO of the Consortium will be determined by the resolution of its Board of Directors. The next meeting of its Board of Directors is scheduled to be held in September 2005.

Exploration of the prospects is estimated to take 5 (five) years and approximately U$855million. If successful, the Consortium will develop and operate them for 25 (twenty five) years after the exploration.